Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 )*

Verra Mobility Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92511U102

(CUSIP Number)

August 14, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92511U102	Schedule 13G	Page 1 of 16

1	Names of Reporting Persons Platinum Equity, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,235,165
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,235,165

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,235,165
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.9%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 92511U102	Schedule 13G	Page 2 of 16

1	Names of Reporting Persons Platinum Equity Investment Holdings, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 92511U102	Schedule 13G	Page 3 of 16

1	Names of Reporting Persons Platinum Equity Investment Holdings IC (Cayman), LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 92511U102	Schedule 13G	Page 4 of 16

1	Names of Reporting Persons Platinum Equity InvestCo, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

CUSIP No. 92511U102	Schedule 13G	Page 5 of 16

1	Names of Reporting Persons Platinum Equity Investment Holdings IV, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 92511U102	Schedule 13G	Page 6 of 16

1	Names of Reporting Persons Platinum Equity Partners IV, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 92511U102	Schedule 13G	Page 7 of 16

1	Names of Reporting Persons Platinum Equity Partners IV, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

CUSIP No. 92511U102	Schedule 13G	Page 8 of 16

1	Names of Reporting Persons Platinum Equity Capital Partners IV, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

CUSIP No. 92511U102	Schedule 13G	Page 9 of 16

1	Names of Reporting Persons PE Greenlight Holdings, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 92511U102	Schedule 13G	Page 10 of 16

1	Names of Reporting Persons Tom Gores
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,235,165
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,235,165

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,235,165
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.9%
12	Type of Reporting Person IN

CUSIP No. 92511U102	Schedule 13G	Page 11 of 16

ITEM 1.	(a)	Name of Issuer:

Verra Mobility Corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1150 North Alma School Road, Mesa, AZ 85201

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Platinum Equity, LLC

Platinum Equity Investment Holdings, LLC

Platinum Equity Investment Holdings IC (Cayman), LLC

Platinum Equity InvestCo, L.P.

Platinum Equity Investment Holdings IV, LLC

Platinum Equity Partners IV, LLC

Platinum Equity Partners IV, L.P.

Platinum Equity Capital Partners IV, L.P.

PE Greenlight Holdings, LLC (“Greenlight”)

Tom Gores

(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is 360 North Crescent Drive, Beverly Hills, CA 90210.

(c)	Citizenship of each Reporting Person is:

Platinum Equity InvestCo, L.P. is organized under the laws of the Cayman Islands. Tom Gores is a citizen of the United States. Each of the remaining Reporting Persons is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Common Stock”).

CUSIP No. 92511U102	Schedule 13G	Page 12 of 16

(e)	CUSIP Number:

92511U102

ITEM 3.

Not applicable.

CUSIP No. 92511U102	Schedule 13G	Page 13 of 16

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of the date hereof. The percent of class held by Platinum Equity, LLC and Mr. Gores is based upon 169,740,438 shares of Common Stock outstanding as of the date of the date hereof, which includes: (i) 169,670,795 shares of Common Stock outstanding as of August 4, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2023 (the “Current Outstanding Common Stock”); and (ii) 69,643 shares of Common Stock issuable upon the exercise of warrants held by Platinum Equity, LLC.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Platinum Equity, LLC	3,235,165	1.9%	0	3,235,165	0	3,235,165
Platinum Equity Investment Holdings, LLC	0	0.0%	0	0	0	0
Platinum Equity Investment Holdings IC (Cayman), LLC	0	0.0%	0	0	0	0
Platinum Equity InvestCo, L.P.	0	0.0%	0	0	0	0
Platinum Equity Investment Holdings IV, LLC	0	0.0%	0	0	0	0
Platinum Equity Partners IV, LLC	0	0.0%	0	0	0	0
Platinum Equity Partners IV, L.P.,	0	0.0%	0	0	0	0
Platinum Equity Capital Partners IV, L.P.,	0	0.0%	0	0	0	0
PE Greenlight Holdings, LLC	0	0.0%	0	0	0	0
Tom Gores	3,235,165	1.9%	0	3,235,165	0	3,235,165

Greenlight no longer is the record holder of any shares of Common Stock. Platinum Equity, LLC is the record holder of 3,165,522 shares of Common Stock and may be deemed to beneficially own 69,643 shares of Common Stock issuable upon the exercise of warrants held of record by Platinum Equity, LLC.

Tom Gores is the manager of Platinum Equity, LLC, which is the sole member of Platinum Equity Investment Holdings, LLC, which is the sole member of Platinum Equity Investment Holdings IC (Cayman), LLC, which is the general partner of Platinum Equity InvestCo, L.P., which is the sole member of Platinum Equity Investment Holdings IV, LLC, which is the sole member of Platinum Equity Partners IV, LLC, which is the general partner of Platinum Equity Partners IV, L.P., which is the general partner of Platinum Equity Capital Partners IV, L.P., which is the majority member of Greenlight.

CUSIP No. 92511U102	Schedule 13G	Page 14 of 16

By virtue of these relationships, Mr. Gores and Platinum Equity, LLC may be deemed to share beneficial ownership of the securities held of record by Platinum Equity, LLC.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 92511U102	Schedule 13G	Page 15 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 5, 2023

Platinum Equity, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Executive Vice President, Chief Financial Officer and Treasurer

Platinum Equity Investment Holdings, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Secretary

Platinum Equity Investment Holdings IC (Cayman), LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President

Platinum Equity InvestCo, L.P.
By: Platinum Equity Investment Holdings IC (Cayman), LLC, its general partner

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President

Platinum Equity Investment Holdings IV, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Vice President and Treasurer

Platinum Equity Partners IV, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Vice President and Treasurer

CUSIP No. 92511U102	Schedule 13G	Page 16 of 16

Platinum Equity Partners IV, L.P.
By: Platinum Equity Partners IV, LLC, its general partner

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Vice President and Treasurer

Platinum Equity Capital Partners IV, L.P.
By: Platinum Equity Partners IV, L.P., its general partner
By: Platinum Equity Partners IV, LLC, its general partner

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Vice President and Treasurer

PE Greenlight Holdings, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President and Treasurer

Tom Gores

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Attorney-in-Fact